SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of September 13, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 13, 2007 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated unaudited financial results for the three and six months ended June 30, 2007. A copy of this press release, for the three and six months ended June 30, 2007 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.2	Press release dated September 13, 2007 regarding Global Crossing (UK) Telecommunications Limited’s consolidated unaudited financial results for the three and six months ended June 30, 2007.

Exhibit 99.2

Global Crossing Reports GCUK’s Second Quarter 2007 Results

FOR IMMEDIATE RELEASE: THURSDAY, SEPTEMBER 13, 2007

London — Global Crossing (NASDAQ: GLBC) today announced second quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 73 million pounds in revenue, with adjusted gross margin at 70 percent of revenue and EBITDA of 16 million pounds for the second quarter. (Adjusted gross margin and EBITDA are non-GAAP metrics that are defined and reconciled below.) During the quarter, cash generated from operations was 17 million pounds, before interest paid.

During the second quarter, GCUK made progress with new and existing customer relationships. The company started the quarter with two significant contracts — its previously announced agreement with Newsquest Media Group and the renewal of Managed Telecommunications Service (Mts) for OGCbuying.solutions. GCUK also secured a new contract from GfK Group, the fifth largest research organization worldwide. Global Crossing will provide GfK Group, with managed IP VPN, VoIP, managed security services and remote access across 50 sites globally under the four-year agreement. In addition, Global Crossing signed a three-year contract renewal with a large infrastructure consortium, worth a total value of 18 million pounds, for the continued provision of managed voice services. Additionally, Global Crossing boosted product and service offerings throughout the region during the second quarter. The company launched Global Crossing Unified Communications™, a new service based on Siemens technology that increases efficiencies for the UK government.

As reported previously, Global Crossing acquired Fibernet in October 2006 and sold it to GCUK on December 28, 2006. The integration of Fibernet into GCUK’s operations has been completed, with integration expenses lower than originally forecasted.

“We’re excited about the completion of the Fibernet integration — integration costs are below what we expected and we’re beginning to realize cross-selling and up-selling opportunities that will increase as our business matures, particularly as it relates to carrier data,” said John Legere, Global Crossing’s chief executive officer. “Based on the cost reductions we implemented during second quarter, the accelerating sales efforts of our GCUK team, and a focus on delivering a differentiated experience to our customers, we believe GCUK is well positioned for the second half of the year.”

Revenue, Margin and Costs

During the second quarter of 2007, GCUK generated revenue of 73 million pounds, 98 percent of which was produced by the “invest and grow” business category — namely, that part of the business focused on serving global enterprises, carrier data and indirect channel customers. This represented a 2 million pound sequential decrease over the previous quarter and a 22 percent year-over-year increase from 60 million pounds in the second quarter of 2006. The sequential decline in revenue was due to incremental billings resulting from a settlement with a customer and additional equipment sales to a large customer; both in the first quarter of 2007. The year-over-year increase resulted primarily from the inclusion of Fibernet’s UK operations into GCUK’s results.

Adjusted gross margin (as further defined in Table 7 that follows) was 51 million pounds or 70 percent of revenue during the second quarter of 2007. This compared with 52 million pounds or 69 percent of revenue in the first quarter of 2007 and 40 million pounds or 67 percent of revenue in the second quarter of 2006.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 47 million pounds for the quarter, compared to 49 million pounds in the first quarter of 2007 and 39 million pounds in the second quarter of 2006. The sequential decrease in cost of revenue was attributable to a decrease in cost of access primarily due to the network migration of previously sold contracts and lower cost of equipment sales, partially offset by higher real estate costs due to a utility credit in the first quarter. Cost of revenue increased year over year due to the addition of Fibernet operations and higher cost of equipment sales; these were partially offset by the savings from the contract novations described above.

Sales, general and administrative expenses (SG&A) in the second quarter were 11 million pounds compared with 8 million pounds in the first quarter of 2007 and 7 million pounds in the second quarter of 2006. The sequential variance in SG&A includes 2 million pounds in severance costs, higher non-cash stock compensation expense associated with prior retention program grants and a real estate restructuring credit in the first quarter. The year-over-year increase was primarily due to the inclusion of Fibernet in addition to the severance and non-cash stock compensation expense described above.

Earnings

GCUK’s EBITDA for the second quarter, as defined in Table 5 that follows, was 16 million pounds, compared with 18 million pounds in the first quarter of 2007 and 13 million pounds in the second quarter of 2006. The sequential EBITDA decline was due principally to 2 million pounds of severance expense in the second quarter of 2007 and 2 million pounds in utility and real estate restructuring credits in the first quarter of 2007, partially offset by higher adjusted gross margin and lower cost of equipment sales. The year-over-year increase in EBITDA was primarily attributable to the inclusion of Fibernet’s UK operations.

GCUK recorded a net loss of 1 million pounds for the second quarter of 2007, compared with a net profit of approximately 1 million pounds in the first quarter of 2007 and a net profit of 6 million pounds in the second quarter of 2006. The year-over-year change in net profit was primarily due to an increase in finance charges driven by 3 million pounds less favorable non-cash exchange rate movements on the company’s U.S. dollar-denominated senior secured notes and 2 million pounds of additional finance charges from the issuance of the additional senior secured notes issued in December 2006.

Cash Position

As of June 30, 2007, GCUK had 34 million pounds of cash and cash equivalents. Cash generated from operations during the second quarter totaled 17 million pounds before interest paid. GCUK’s net decrease in cash and cash equivalents was 4 million pounds in the second quarter, including 9 million pounds for capital expenditures and principal payments on capital leases as well as 16 million pounds in interest which included interest associated with the additional notes issued in December 2006.

Non-GAAP Financial Measures

Pursuant to the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards as published by the IASB (IFRS).

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended June 30, 2007 and 2006 and March 31, 2007; the unaudited consolidated balance sheet as of June 30, 2007; and the audited consolidated balance sheet as of December 31, 2006, in accordance with IFRS. GCUK’s results for the second quarters of 2007 and 2006 and the first quarter of 2007 were included in Global Crossing’s consolidated results previously reported on August 9, 2007, in accordance with U.S. GAAP.

Conference Call

Management has scheduled a conference call for Thursday, September 13, 2007, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 676 5386 or +44 (0) 870 001 3144. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm

A replay of the call will be available on Thursday, September 13, 2007, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, September 20, 2007 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21348714. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0 800 692 0831 and entering reservation number 21348714.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 320 cities in 31 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products, to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the ability to realize the benefits anticipated from the acquisition of Fibernet; dependence on a number of key personnel; the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; periodic reviews of the company’s financial condition by certain of the company’s government customers; a change of control could lead to the termination of many of the company’s government contracts; insolvency could lead to termination of certain of the company’s contracts; slower than anticipated adoption by customers of next generation products; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Analysts/Investors Contact

Suzanne Lipton

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Table 1

Summary of Consolidated Revenue

Results below are in pounds sterling in thousands.

	Three months ended
	June 30, 2007	March 30, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
Revenue:
Enterprise and carrier data	£71,451	£73,597	£58,269
Wholesale voice	1,267	1,368	1,494

	72,718	74,965	59,763
Global Crossing group companies	125	125	125

Consolidated revenue	£72,843	£75,090	£59,888

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Statements of Operations	Table 2
Results below are in pounds sterling in thousands.

	Three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS in IFRS Reporting Format

Revenue	£72,843	£75,090	£59,888
Cost of sales	(43,139)	(46,307)	(36,021)

Gross profit	29,704	28,783	23,867

Distribution costs	(3,872)	(3,721)	(2,454)
Administrative expenses	(20,173)	(16,853)	(14,021)

Operating profit	5,659	8,209	7,392

Finance revenue	809	1,279	742
Finance charges	(6,854)	(8,708)	(1,769)

(Loss) profit before tax	(386)	780	6,365

Tax charge	(645)	(260)	—

(Loss) profit for the period	£(1,031)	£520	£6,365

	Three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS in U.S. Reporting Format

REVENUE	£72,843	£75,090	£59,888

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(21,636)	(23,048)	(19,831)
Real estate, network and operations	(13,430)	(11,916)	(9,723)
Third party maintenance	(4,544)	(4,676)	(4,100)
Cost of equipment sales	(7,133)	(9,128)	(5,533)

Total cost of revenue	(46,743)	(48,768)	(39,187)

Selling, general and administrative	(10,740)	(8,224)	(7,441)
Depreciation and amortization	(9,887)	(9,565)	(5,975)

Total operating expenses	(67,370)	(66,557)	(52,603)

OPERATING INCOME	5,473	8,533	7,285

OTHER INCOME (EXPENSE)
Interest expense, net	(7,577)	(7,436)	(5,928)
Other income (expense), net	1,718	(317)	5,008

(LOSS) INCOME BEFORE PROVISION FOR INCOME TAXES	(386)	780	6,365
Provision for income taxes	(645)	(260)	—

NET (LOSS) INCOME	£(1,031)	£520	£6,365

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains (losses):

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance costs, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains (losses) are included in other income (expense), net.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Balance Sheets	Table 3
Results below are in pounds sterling in thousands.

	December 31, 2006	June 30, 2007
		(unaudited)
Non current assets
Intangible assets, net	£14,241	£13,407
Property, plant and equipment, net	182,556	183,162
Investment in associate	163	199
Retirement benefit asset	922	922
Trade and other receivables (including amounts receivable from related parties of £29,271 and £25,153, respectively)	33,130	29,076
Deferred tax asset	5,262	4,892

	236,274	231,658

Current assets
Inventory	1,112	—
Trade and other receivables (including amounts receivable from related parties of £5,888 and £1,831, respectively)	59,182	59,098
Cash and cash equivalents	40,309	34,494

	100,603	93,592

Total assets	£336,877	£325,250

Current liabilities
Trade and other payables (including amounts payable to related parties of £6,680 and £6,348, respectively)	£(77,581)	£(66,795)
Senior secured notes	—	(1,168)
Deferred revenue	(48,005)	(46,759)
Provisions	(3,266)	(3,714)
Obligations under finance leases	(9,214)	(10,865)
Other debt obligations	(167)	(442)
Derivative financial instrument	(894)	(1,054)

	(139,127)	(130,797)

Non current liabilities
Trade and other payables	(647)	(833)
Senior secured notes	(249,631)	(246,941)
Deferred revenue	(109,765)	(110,549)
Retirement benefit obligation	(2,808)	(2,894)
Provisions	(5,243)	(3,963)
Obligations under finance leases	(23,209)	(21,127)
Other debt obligations	(232)	(695)
Derivative financial instrument	(1,789)	(1,580)

	(393,324)	(388,582)

Total liabilities	(532,451)	(519,379)

Net liabilities	£(195,574)	£(194,129)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	25,368	27,300
Hedging reserve	(2,616)	(2,592)
Accumulated deficit	(218,427)	(218,938)

Total equity	£(195,574)	£(194,129)

Global Crossing (UK) Telecommunications Limited and Subsidiaries
Consolidated Cash Flow Statements	Table 4
Results below are in pounds sterling in thousands.

	Six Months Ended June 30,
	2006	2007
Operating activities:
Profit (loss) for the period	£11,002	£(511)
Adjustments for:
Finance costs, net	6,410	13,474
Income tax (benefit) charge	(2,100)	905
Depreciation of property, plant and equipment	10,560	17,051
Amortization of intangible assets	538	1,572
Share based payment expense	540	1,932
(Gain) loss on disposal of property, plant and equipment	(46)	266
Equity income from associate	(159)	(37)
Change in provisions	(937)	(972)
Change in operating working capital	5,315	(10,081)
Change in other assets and liabilities	(2,603)	656

Cash generated from operations	28,520	24,255
Interest paid	(13,115)	(16,870)

Net cash provided by operating activities	£15,405	£7,385

Investing activities:
Interest received	£1,552	£2,380
Purchase of property, plant and equipment	(8,545)	(15,901)
Proceeds from disposal of property, plant and equipment	8	—

Net cash used in investing activities	£(6,985)	£(13,521)

Financing activities:
Loans provided to group companies	£(43,835)	£(2,500)
Loans repaid by group companies	16,114	6,100
Repayment of capital elements under finance leases	(2,531)	(4,053)
Proceeds from debt obligations, net	399	774

Net cash (used in) provided by financing activities	£(29,853)	£321

Net decrease in cash and cash equivalents	£(21,433)	£(5,815)
Cash and cash equivalents at the beginning of period	44,847	40,309

Cash and cash equivalents at the end of period	£23,414	£34,494

Non cash financing activities:
Capital lease and debt obligations incurred	£980	£5,887

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of IFRS EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to (loss) profit for period, which is the most directly comparable IFRS measure. GCUK’s calculation of IFRS EBITDA may not be consistent with IFRS EBITDA measures of other companies. Management believes that IFRS EBITDA is a relevant indicator of operating performance, especially in a capital intensive industry such as telecommunications. IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing performance. This non-GAAP financial measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of IFRS EBITDA to (Profit) Loss for the Period (unaudited) Results below are in pounds sterling in thousands.	Table 5

	Three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS EBITDA	£15,546	£17,774	£13,367
Depreciation and amortization	(9,887)	(9,565)	(5,975)
Finance revenue	809	1,279	742
Finance costs	(6,854)	(8,708)	(1,769)
Taxation	(645)	(260)	—

(Profit) loss for period	£(1,031)	£520	£6,365

Definition:

IFRS EBITDA consists of (profit) loss for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of (Profit) Loss Under IFRS to U.S. GAAP Results below are in pounds sterling in thousands.	Table 6

	Three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
(Profit) loss reported under IFRS	£(1,031)	£520	£6,365
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
- Deferred income	(1,133)	(1,136)	(1,141)
Long-term IRU agreements	(87)	(87)	(87)
Restructuring costs	(39)	95	49
Pensions	—	—	—
Dilapidation provisions	(58)	(39)	33
Share-based compensation	(3)	(4)	(35)
Income taxes	370	—	(525)
Purchase accounting - goodwill	—	53	—

(Income) loss under U.S. GAAP	£(1,981)	£(598)	£4,659

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to gross profit, which is the most directly comparable IFRS measure. Management believes that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited) Results below are in pounds sterling in thousands.	Table 7

	Three months ended
	June 30, 2007	March 31, 2007	June 30, 2006
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£51,207	£52,042	£40,057
Less:
Customer-specific costs	(8,116)	(10,128)	(6,617)
Third-party maintenance	(4,544)	(4,676)	(4,100)
Depreciation & amortization (included within cost of sales)	(8,843)	(8,455)	(5,473)

Gross Profit (IFRS)	£29,704	£28,783	£23,867

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: September 13, 2007